Crédit Agricole Securities (USA) Inc.

Notes to Financial Statements

December 31, 2020
(Dollars in Thousands)

1. Organization and Nature of Business

Crédit Agricole Securities (USA) Inc. (the Company) is a direct, wholly owned subsidiary of Crédit Agricole Global Partners, Inc. (the Parent), which is an indirect, wholly owned subsidiary of Crédit Agricole S.A. The Company is a registered securities broker and dealer under the Securities Exchange Act of 1934 and the Commodity Futures Trading Commission (CFTC) as an introducing broker. The Company is a member of the Financial Industry Regulatory Authority (FINRA) and the National Futures Association (NFA).

In its capacity as a securities broker-dealer, the Company provides its clients securities lending, brokerage, investment banking, custody, execution and clearance, and corporate finance advisory services on a global basis. The Company's client base is primarily comprised of domestic and foreign institutions, including fund managers, banks, and securities broker-dealers. The Company also engages in trading activities in the equity and fixed income markets. The Company operates as one reportable operating segment which provides broker-dealer services, as further described in these financial statements.

Substantially all of the Company's securities brokerage activities are conducted on a deliver versus payment or receipt versus payment basis.

The Company executes and clears trades only for its affiliates.

On March 11, 2020, the World Health Organization declared a pandemic with regard to the COVID-19 outbreak and on March 13, 2020, the United States declared a national emergency with respect to the COVID-19 outbreak. The outbreak, and the associated precautionary measures and restrictions that have been implemented have led to increased volatility and uncertainty in the economy, affecting interest rates, unemployment, and other macroeconomic factors. The Company has continued to operate during this period under its business continuity protocols. Increased volumes have been managed and no significant increase of credit losses were observed as a result of COVID-19.

The extent of the COVID-19 impact will depend on future developments, including, but not limited to, (i) the duration and spread of the outbreak, (ii) governmental restrictions and warnings, (iii) the effect on the financial markets and (iv) the effects on the economy in general, which are highly uncertain and cannot be reliably predicted at this time.

This report is deemed confidential in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 and Regulation 1.10(g) under the Commodity Exchange Act.

Crédit Agricole Securities (USA) Inc.

Notes to Financial Statements (continued)

December 31, 2020
(Dollars in Thousands)

2. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements of the Company as of and for the year ended December 31, 2020 have been prepared in accordance with accounting principles generally accepted in the United States (U.S. GAAP) and in accordance with Accounting Standards Codification (ASC) as set forth by the Financial Accounting Standards Board (FASB).

Accounting Estimates

The preparation of the financial statements in conformity with U.S. GAAP and prevailing industry practices requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, revenue and expenses, and disclosure of contingent assets and liabilities at the date of the financial statements. Management believes that the estimates utilized in preparing its financial statements are reasonable and prudent. Actual results could differ from those estimates.

Cash

Cash represents funds deposited with two financial institutions, one held with an affiliate, Crédit Agricole Corporate and Investment Bank - New York Branch in the amount of $28,214 and other banks in the amount of $4. The Company has no restricted cash balance as of December 31, 2020.

Customer Facilitation Activities

The Company's activities involve the execution, settlement, and financing of various securities transactions on either a cash or margin basis for customers and affiliates. In margin transactions, the Company extends credit, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customer's account. During the year and as of December 31, 2020, the Company has maintained a margin account only for its affiliate.

Customers' securities transactions are recorded on a settlement date basis with related commission income and expenses recorded on a trade date basis.

2. Summary of Significant Accounting Policies (continued)

Financial Instruments Owned/Financial Instruments Sold, Not Yet Purchased, At Fair Value

Financial instruments owned at fair value and financial instruments sold, not yet purchased at fair value are recorded at fair value with related changes in unrealized appreciation or depreciation reflected in net gain / (loss) from principal transactions.

Securities transactions in regular-way trades are recorded on trade date, as if they had settled. The Company has no non-regular-way trades. Profit and loss arising from all securities entered into for the account and risk of the Company are recorded on a trade date basis on the statement of income and comprehensive income under net gain / (loss) from principal transactions.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition. Trades pending settlement at December 31, 2020 were subsequently settled with no material effect on the Company's financial statements.

Reverse Repurchase and Repurchase Agreements

Transactions involving purchases of securities under agreements to resell (reverse repurchase agreements), or securities sold under agreements to repurchase (repurchase agreements), are treated as collateralized financing transactions. Reverse repurchase and repurchase agreements are recorded at their contracted resale or repurchase amounts, plus accrued interest. It is the Company's policy to obtain possession of securities with a fair value in excess of the principal amount loaned plus accrued interest thereon, in order to collateralize reverse repurchase agreements.

Similarly, the Company is required to provide securities to counterparties in order to collateralize repurchase agreements. The Company's agreements with counterparties generally contain contractual provisions allowing for additional collateral to be obtained, or excess collateral returned, when necessary. It is the Company's policy to value collateral daily and to obtain additional collateral from the counterparty, or to return excess collateral to counterparties, when appropriate. As these transactions are short-term in nature, their carrying amounts are a reasonable estimate of fair value.

2. Summary of Significant Accounting Policies (continued)

Offsetting Assets and Liabilities

U.S. GAAP permits securities sold and purchased under repurchase agreements to be presented net when specified conditions are met, including the existence of a legally enforceable master netting agreement, among others. The Company has elected to net certain resale and repurchase agreements with the same counterparty on the Statement of Financial Condition when the requirements of FASB Accounting Standard Codification ("ASC" or "Codification") 210-20-45-11 *Offsetting of Amounts Related to Certain Repurchase and Resale Agreements*, are met. The Company uses master netting agreements to mitigate counterparty credit risk in certain repurchase and reverse repurchase transactions. A master netting agreement is a single contract with a counterparty that permits multiple transactions governed by that contract to be terminated and settled through a single payment in a single currency in the event of a default (e.g., bankruptcy, failure to make a required payment or securities transfer or deliver collateral or margin when due after expiration of any grace period). Upon the exercise of termination rights by the non-defaulting party, (i) all transactions are terminated, (ii) all transactions are valued and the positive value or "in the money" transactions are netted against the negative value or "out of the money" transactions, and (iii) the only remaining payment obligation is of one of the parties to pay the netted termination amount. Upon exercising the termination of the repurchase agreement, (i) all values of securities or cash held or to be delivered are calculated, and all such sums are netted against each other and (ii) the only remaining payment obligation is of one of the parties to pay the netted termination amount. Typical master netting agreements for these types of transactions also often contain a collateral/margin agreement that provides for a security interest in or title transfer of securities or cash collateral/margin to the party that has the right to demand margin (the demanding party). The collateral/margin agreement typically requires a party to transfer collateral/margin to the demanding party with a value equal to the amount of the margin deficit on a net basis across all transactions governed by the master netting agreement, less any established threshold. The collateral/margin agreement grants to the demanding party, upon default by the counterparty, the right to set off any amounts payable by the counterparty against any posted collateral or the cash equivalent of any posted collateral/margin. It also grants to the demanding party the right to liquidate collateral/margin and to apply the proceeds to an amount payable by the counterparty.

Crédit Agricole Securities (USA) Inc.

Notes to Financial Statements (continued)

December 31, 2020
(Dollars in Thousands)

2. Summary of Significant Accounting Policies (continued)

Securities Borrowing Activities

Securities borrowed transactions are recorded on a settlement date basis at the amount of cash collateral advanced. Securities borrowed transactions require the Company to deposit cash or other collateral with the lender. The Company monitors the fair value of securities borrowed on a daily basis with additional daily collateral being obtained or refunded as necessary. Rebate interest revenue is recorded on an accrual basis in the statement of income and comprehensive income under interest and dividend income.

Fair Value Measurements

The Company defines fair value in accordance with ASC 820, *Fair Value Measurements*. ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy that prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income, or cost approach, as specified by ASC 820, are used to measure fair value.

Crédit Agricole Securities (USA) Inc.

Notes to Financial Statements (continued)

December 31, 2020
(Dollars in Thousands)

2. Summary of Significant Accounting Policies (continued)

ASC 820 establishes a hierarchy for inputs used in measuring fair value into three broad levels that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available:

- Level 1 – Inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

- Level 2 – Inputs are observable for the asset or liability, either directly or indirectly in active markets (other than quoted prices included within Level 1). Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company.

- Level 3 – Inputs are unobservable and rely on management's own assumptions about the assumptions that market participants would use in pricing the assets or liabilities. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

Investment Banking

The Company applies ASC 606, *Revenue from Contracts with Customers*, when determining the revenue it expects for the transfer of promised goods and services to customers.

ASC 606 directs entities to recognize revenue when the promised goods or services are transferred to the customer. The amount of revenue recognized should equal the total consideration an entity expects to receive in return for the goods or services. The following steps are applied by the Company when determining the amount and timing of revenue recognition:

Step 1: Identify the contract(s) with a customer
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to the performance obligations in the contract
Step 5: Recognize revenue when (or as) the entity satisfies a performance obligation

Crédit Agricole Securities (USA) Inc.

Notes to Financial Statements (continued)

December 31, 2020
(Dollars in Thousands)

2. Summary of Significant Accounting Policies (continued)

Investment banking revenues are analyzed and recognized under the guidance of ASC 606. It includes gains, losses, and fees arising from securities offerings in which the Company acts as an underwriter or agent. Syndicate expenses are estimated in accordance with Company policy at the recognition date and adjusted (if needed) at the settlement date in operating expenses. Investment banking revenues are recorded at the time the underwriting is completed and the revenue is reasonably determinable.

Underwriting fees - The Company underwrites securities for business entities and governmental entities that want to raise funds through a sale of securities. Revenues are earned from fees arising from securities offerings in which the Company acts as an underwriter. Revenue is recognized on the trade date (the date on which the Company purchases the securities from the issuer) for the portion the Company is contracted to buy. The Company believes that the trade date is the appropriate point in time to recognize revenue for securities underwriting transactions as there are no significant actions which the Company needs to take subsequent to this date and the issuer obtains the control and benefit of the capital markets offering at that point.

Underwriting costs that are deferred under the guidance in FASB ASC 940-340-25-3 are recognized in various operating expenses at the time the related revenues are recorded. In the event that transactions are not completed and the securities are not issued, the Company immediately expenses those costs.

M&A advisory fees - The Company provides advisory services on mergers and acquisitions (M&A). Revenue for advisory arrangements is generally recognized at the point in time that performance obligations under the arrangement is completed (the closing date of the transaction) or the contract is cancelled. However, for certain contracts, revenue is recognized over time for advisory arrangements in which the performance obligations are simultaneously provided by the Company and consumed by the customer. In some circumstances, significant judgment is needed to determine the timing and measure of progress appropriate for revenue recognition under a specific contract.

2. Summary of Significant Accounting Policies (continued)

Interest and Dividends

Interest and dividend revenues are earned from the underlying securities owned, and collateralized financing transactions and are accounted for on]an accrual basis. Dividends are recorded on ex-date. Interest expense is incurred on short-term borrowings, collateralized financing transactions, and subordinated borrowings and is accounted for on an accrual basis.

Credit Losses

The Company applies ASC 326, *Financial Instruments – Credit Losses* to all financial instruments that are not accounted for at fair value through net income.

The Company has performed an analysis of its financial instruments at amortized cost under ASC 326 and its related amendments, which requires the Company to estimate expected credit losses over the life of its financial assets and certain off-balance sheet exposures as of the reporting date based on relevant information about past events, current conditions, and reasonable and supportable forecasts. The Company has concluded that no impairment charges were necessary. This is mainly due to the short duration of its contracts, together with the daily collateral adjustments for those contracts, that any impact, would be immaterial as these financial instruments are well secured.

Translation of Foreign Currencies

Monetary assets and liabilities denominated in foreign currencies are revalued monthly at current rates of exchange, while income statement accounts are translated at a rate of exchange on the date the transactions occur. Gains or losses resulting from foreign currency transactions are included in the statement of income and comprehensive income under other income or other expenses.

Crédit Agricole Securities (USA) Inc.

Notes to Financial Statements (continued)

December 31, 2020
(Dollars in Thousands)

2. Summary of Significant Accounting Policies (continued)

Employee Benefit Plans

Defined Benefit Plans

The costs of the pension and other postretirement plans are determined on the basis of actuarial valuations. The Company measures the plan assets and benefit obligations at each fiscal year-end. This process involves making certain estimates and assumptions, including the discount rate and the expected long-term rate of return on plan assets.

The fair value of plan assets is based on fair values generally representing observable market prices. The projected benefit obligation is determined based on the present value of projected benefit distributions at an assumed discount rate.

The accumulated benefit obligation represents the actuarial present value of benefits attributed by the plan's benefit formula to employee service rendered prior to that date and based on past compensation levels.

The assumed discount rate, in management's judgment, reflects the rates at which benefits could be effectively settled. Such discount rate is used to measure the projected and accumulated benefit obligations and to calculate the service cost and interest cost. The assumed discount rate was selected in consultation with the independent actuaries, using a pension discount yield curve based on the characteristics of the plan benefit obligations.

The Company recognizes the changes in the net funded or unfunded plan assets immediately to other comprehensive income. The Company funds pension costs in the year accrued to the extent such costs do not exceed the deductibility limit under the Internal Revenue Code. The amount of contribution is based on the Company's proportionate share in the pension obligation. The Company funds other postretirement benefits when incurred.

Crédit Agricole Securities (USA) Inc.

Notes to Financial Statements (continued)

December 31, 2020
(Dollars in Thousands)

2. Summary of Significant Accounting Policies (continued)

Defined Contribution Plan

The Company's contribution to the defined contribution plan is predetermined by the terms of the plan, which outline how much is to be contributed for each member for each year. The contributions required to be made by the Company for any year are charged as an expense in that year.

Income Taxes

The Company records its income tax provision using the asset and liability method in accordance with ASC 740, *Income Taxes* (ASC 740). Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Furthermore, the Company early adopted AUS 2019-12 and reflects the state tax on income and capital as income tax expense on its Statement of Income and not as operating expenses.

The Company applies the authoritative guidance for uncertainty in income taxes included in ASC 740. This guidance requires the evaluation of tax positions taken or expected to be taken to determine whether the tax positions are "more likely than not" to be sustained by the taxing authority. The Company recognizes a tax benefit from an uncertain position only if it is more likely than not that the position is sustainable, based solely on its technical merits and consideration of the relevant taxing authority's widely understood administrative practices and procedures. If this threshold is met, the Company measures the tax benefits as the largest amount of benefit that is greater than 50% likely of being realized upon ultimate settlement. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax expense in the current year.

Crédit Agricole Securities (USA) Inc.

Notes to Financial Statements (continued)

December 31, 2020
(Dollars in Thousands)

3. Securities Segregated Under Federal and Other Regulations

At December 31, 2020, the Company had segregated $97,241 of qualified securities for the exclusive benefit of customers under Rule 15c3-3 of the Securities Exchange Act of 1934. The qualified securities, reported as securities purchased under agreements to resell on the statement of financial condition, are subject to a 2% haircut for regulatory reserve purposes which resulted in a net amount of $95,296.

In addition, at December 31, 2020, the Company had segregated $10,805 of qualified securities for the benefit of proprietary accounts of broker-dealers (PAB). The qualified securities, reported as securities purchased under agreements to resell on the statement of financial condition, are subject to a 2% haircut for regulatory reserve purposes which resulted in a net amount of $10,588.

In addition, securities with fair value of $38,049 that are reported as securities purchased under agreements to resell on the statement of financial condition, are segregated for deposits at clearing organizations.

4. Receivables from and Payables to Brokers, Dealers, and Clearing Organizations

The components of receivables from and payables to brokers, dealers, and clearing organizations as of December 31, 2020, are as follows:

Receivables from brokers, dealers, and clearing organizations:		
Securities failed to deliver	$	1,542
Receivables from clearing organizations		26,533
Other receivables		14,122
	$	42,197
Payables to brokers, dealers, and clearing organizations:		
Securities failed to receive	$	3,218
Other payables		932
	$	4,150

This report is deemed confidential in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 and Regulation 1.10(g) under the Commodity Exchange Act.

Crédit Agricole Securities (USA) Inc.

Notes to Financial Statements (continued)

December 31, 2020
(Dollars in Thousands)

4. Receivables from and Payables to Brokers, Dealers, and Clearing Organizations (continued)

Receivables from clearing organizations represent balances to satisfy margin requirements of $9,567 for Euroclear and $16,966 for the Fixed Income Clearing Corporation.

Other receivables above consist predominantly of underwriting fees receivable of $14,077.

5. Receivables from and Payables to Customers

Receivables from and payables to customers include amounts due or owed on cash transactions. Securities owned by customers are held as collateral for these receivables. As of December 31, 2020, the Company had no outstanding payables to customers.

6. Fair Value Measurements

Substantially all of the Company's financial assets and liabilities are carried at fair value or contracted amounts, which approximate fair value due to their short-term nature. Financial instruments recorded at contracted amounts approximating fair value consist largely of short-term instruments, including securities borrowed, repurchase and reverse repurchase agreements, customer receivables and payables, and receivables from and payables to brokers, dealers, and clearing organizations. Certain financial instruments that are not carried at fair value on the Statement of Financial Condition are carried at amounts that approximate fair value due to their short term nature, are re-priced frequently, and generally have limited credit risk. The carrying amount of the liabilities subordinated to claims of general creditors approximated fair value at December 31, 2020.

(Dollars in Thousands)

6. Fair Value Measurements (continued)

The following table presents the fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2020:

	Level 1	Level 2	Level 3	Total
Assets				
Financial instruments owned, at fair value:				
U.S. government obligations	$ 2,416	$ –	$ –	$ 2,416
Corporate debt securities	–	222,380	–	222,380
Equity securities	1,891	–	–	1,891
Structured products	–	19,670	–	19,670
	$ 4,307	$ 242,050	$ –	$ 246,357

	Level 1	Level 2	Level 3	Total
Liabilities				
Financial instruments sold, not yet purchased, at fair value:				
U.S. government obligations	$ 32,478	$ –	$ –	$ 32,478
Corporate debt securities	–	138,447	–	138,447
	$ 32,478	$ 138,447	$ –	$ 170,925

There were no transfers between Level 1, Level 2, or Level 3 of the fair value hierarchy for the Company during the year. Furthermore, there were no purchases, sales, and unrealized / realized gains and losses related to Level 3 assets and liabilities during the year ended December 31, 2020.

Crédit Agricole Securities (USA) Inc.

Notes to Financial Statements (continued)

December 31, 2020
(Dollars in Thousands)

6. Fair Value Measurements (continued)

The valuation techniques for the above financial instruments are as follows:

- **U.S. government obligations** – U.S. treasury securities are measured based on quoted market prices and are categorized as Level 1 of the fair value hierarchy.

- **Corporate debt securities** – Corporate debt securities held by the Company are traded OTC and are classified as Level 2 of the fair value hierarchy. Prices of debt securities are valued using pricing from various market data sources.

- **Equity securities** – Exchange traded equity securities are measured based on quoted exchange prices in active markets and are categorized as Level 1 of the fair value hierarchy. The Company does not have non-exchange traded equity securities as of December 31, 2020.

- **Structured products** – the Structured note held by the Company is classified as Level 2 of the fair value hierarchy. The valuation of this note is based on inputs that are observable.

7. Securities Received / Delivered as Collateral

At December 31, 2020, there were no Company-owned securities pledged to counterparties where the counterparty has the right, by the contract or custom, to sell or re-pledge. The Company has accepted collateral that it is permitted by contract or custom to sell or re-pledge. This collateral consists primarily of securities received in connection with securities borrowed and reverse repurchase agreements with financial institutions. The fair value of such collateral at

December 31, 2020, is $1,010,722. In the normal course of business, $145,801 of this collateral is used by the Company to cover short sales, to provide securities lending to affiliates, and to meet pledging requirements of customers and clearing organizations.

8. Offsetting

Securities borrowed have been presented on a gross basis on the statement of financial condition as the Company does not transact in securities lending that could offset securities borrowed.

The following table presents as of December 31, 2020, the gross and net repurchase and reverse repurchase agreements. Repurchase and reverse repurchase agreements have been presented on the statement of financial condition on a net basis. The Company does have the ability to net certain of its repurchase and reverse repurchase agreements where the Company has obtained an appropriate legal opinion with respect to the master netting agreement, and where the other relevant criteria have been met.

	Gross Amounts	Amounts Offset on the Statement of Financial Condition	Net Amounts Presented on the Statement of Financial Condition	Amounts Not Offset on the Statement of Financial Condition (a)	Net Amounts (b)
Financial Assets					
Securities purchased under agreements to resell	890,509	(2,870)	887,509	---	887,509
Financial Liabilities					
Securities sold under agreements to repurchase	(2,870)	2,870	---	---	---

Crédit Agricole Securities (USA) Inc.

Notes to Financial Statements (continued)

December 31, 2020
(Dollars in Thousands)

8. Offsetting (continued)

(a) Amounts related to recognized financial instruments that either management makes an accounting policy election not to offset or do not meet some or all of the requirements for net presentation in accordance with applicable offsetting accounting guideline ASC 210-20-45-11.

(b) The gross fair value of the collateral that the Company had received and pledged under enforceable master agreements amounts to $890,151 and $2,872, respectively.

9. Related-Party Transactions

In the normal course of its business, the Company provides services to and receives services from various domestic and foreign affiliates. The Company is reimbursed and charged for these services at cost plus a range of mark-ups between 0% and 11%. The Company also enters into securities transactions and financing transactions with its affiliates.

As of December 31, 2020, Parent and other affiliate-related balances included in the statement of financial condition consist of the following:

Assets:		
Cash	$	28,214
Financial instruments owned, at fair value		28,939
Securities purchased under agreements to resell		27,466
Receivables from brokers, dealers, and clearing organizations		20,644
Other assets		2,523
Total	$	107,786
Liabilities:		
Financial instruments sold, not yet purchased, at fair value	$	2,989
Payables to brokers, dealers, and clearing organizations		3,467
Other liabilities and accrued expenses		13,293
Total	$	19,749
Liabilities subordinated to claims of general creditors	$	360,000

This report is deemed confidential in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 and Regulation 1.10(g) under the Commodity Exchange Act.

Crédit Agricole Securities (USA) Inc.

Notes to Financial Statements (continued)

December 31, 2020
(Dollars in Thousands)

9. Related-Party Transactions (continued)

The financial instruments owned and financial instruments sold largely represent bonds held and sold by the Company that have been issued by Crédit Agricole S.A.

The balances reflected in receivables from and payables to brokers, dealers, and clearing organizations predominantly represent failed securities clearing transactions for its affiliates.

The Company earns service fee income from affiliates related to various administrative and operational functions performed by the Company. For the year ended December 31, 2020, service fee income related to affiliates totaled $21,721.

The Company incurs a service fee expense from affiliates related to various administrative and operational functions performed by such affiliates. For the year ended December 31, 2020, service fee expenses related to affiliates totaled $32,330.

The Company performs underwriting activity for its affiliates, but the net fees earned are immaterial.

The Company has a subordinated loan with Credit Agricole Corporate and Investment Bank - France in the amount of $360,000. For the year ended December 31, 2020, interest expense related to this loan totaled $10,583.

The Company also has a revolving subordinated loan agreement with Credit Agricole Corporate and Investment Bank – France. The purpose of this loan agreement, which provides a revolving line of $600,000, is to help the Company finance its activities in a regulatory capital-efficient manner. As of December 31, 2020, the Company has not drawn down any of the $600,000 nor has it at any time during 2020. For the year ended December 31, 2020, commitment fee expense related to this revolving line totaled $1,510, which is shown in interest expense on the statement of income and comprehensive income.

The Company's federal tax liabilities and expenses are settled through its Parent. See Income Taxes footnote below for respective amounts.

Crédit Agricole Securities (USA) Inc.

Notes to Financial Statements (continued)

December 31, 2020
(Dollars in Thousands)

10. Income Taxes

The Company is included in the consolidated federal tax return of its Parent, as well as combined returns with other unitary group members for state and local tax return purposes, including New York State and New York City. Current and deferred taxes are allocated to the Company in accordance with the Separate-Return method. Under this income tax allocation method, the Company is assumed to file a separate return with the taxing authorities, thereby reporting taxable income or loss and paying the applicable tax to or receiving the appropriate refund from its Parent as if the Company was a separate taxpayer, except that net operating losses (or other current or deferred tax attributes), if any, are characterized as realized (or realizable) by the Company and its subsidiaries when those tax attributes are realized (or realizable) by the consolidated federal/state combined tax return group even if the Company would not otherwise have realized the attributes on a stand-alone basis. Combined state apportionment factors are also utilized by the Company. This method of allocation is systematic, rational, and consistent with the broad principles established by ASC 740.

Total provision for income taxes for the year ended December 31, 2020 is summarized below:

Current taxes:	
Federal income tax expense	$ 10,993
State and local income tax expense	(918)
Total current tax expense	10.075
Deferred taxes:	
Federal deferred tax benefit	785
State and local deferred tax expense	732
Total deferred tax benefit	1,517
Total income tax expense	$ 11,592

The effective tax rate differs from the federal statutory tax rate of 21%. This difference can be attributed primarily to adjustments related to a state and local tax benefit, meals and entertainment, and travel.

Crédit Agricole Securities (USA) Inc.

Notes to Financial Statements (continued)

December 31, 2020
(Dollars in Thousands)

10. Income Taxes (continued)

As of December 31, 2020, the Company has a net deferred tax asset of $9,568 in the statement of financial condition, of which $12,086 is the gross deferred tax asset and $(2,518) is the gross deferred tax liability. The net deferred tax asset consists primarily of deferred pension accrual and deferred compensation. In 2020, there was a net decrease of $1,309 to the net deferred tax asset balance. This decrease was primarily the result of decreases in deferred compensation and accrual of multi-state tax liabilities. It has been determined that a valuation allowance is not required.

As of December 31, 2020, the Company had a net tax liability of $15,892 that is included in other liabilities and accrued expenses in the accompanying statement of financial condition.

The Company's policy for interest and penalties, if any, related to uncertain tax positions is to recognize the expense in pretax income and to include the expense in the interest expense or penalties line in the statement of income and comprehensive income. Liabilities for interest and penalties, if any, are included as other liabilities and accrued expenses in the statement of financial condition. The Company has a reserve in the amount of $1,925 related to multi-state liabilities consisting of $1,749 of tax and $176 of interest as of December 31, 2020.

As of December 31, 2020, the tax years 2015 through 2020 remain open for examination by various jurisdictions. Specifically, the Company's 2017 through 2020 tax years remain subject to, or are open for, examination by the Internal Revenue Service. The Company's 2015 through 2020 tax years remain subject to, or are open for, examination by New York State and New York City.

11. Commitments and Contingencies

In the normal course of business, the Company may be named, from time to time, as a defendant in various legal actions, including arbitrations, class actions and other litigation, arising in connection with its activities as a broker-dealer. The Company contests liability and / or the amount of damages as appropriate in each pending matter. Where available information indicates that it is probable a liability had been incurred at the date of the Statement of Financial Condition, and the Company can reasonably estimate the amount of that loss, the Company will accrue the estimated loss by a charge to income as required in Financial Accounting Standards Board ("FASB") Accounting Standard Codification ("ASC" or "Codification") 450 *Contingencies*. The Company has various lawsuits pending which, in the opinion of management of the Company and outside counsel, will likely be resolved with no material adverse effect on the financial position of the

Crédit Agricole Securities (USA) Inc.

Notes to Financial Statements (continued)

December 31, 2020
(Dollars in Thousands)

11. Commitments and Contingencies (continued)

Company. As of December 31, 2020, the Company has no legal reserves recorded on the balance sheet.

As of December 31, 2020, the Company has entered into forward-settling reverse repurchase agreements in the amount of $5,564 that settled on January 4, 2021 and matured on February 8, 2021. Also, the Company has provided a contingent liquidity facility to FICC in the amount of $1,737 as of December 31, 2020.

In addition, the Company provides guarantees to securities clearinghouses and exchanges. These guarantees are generally required under the standard membership agreements such that members are required to guarantee the performance of other members. To mitigate these performance risks, the exchanges and clearinghouses often require members to post collateral. The Company's obligation under such guarantees could exceed the collateral amounts posted; however, the potential for the Company to be required to make payments under such guarantees is deemed remote and is not estimable.

12. Employee Benefit Plans

The Company has a noncontributory, defined benefit pension plan, Crédit Agricole Corporate and Investment Bank qualified and nonqualified retirement plan (the Plan), which covers full-time employees of the Company, who are between the ages of 21 and 65.

The Company's qualified plans include a defined contribution plan, i.e. a 401(k) Savings Plan that allows participants to make before-tax contributions from 1% to 100% of their salary, subject to the maximum allowable contribution as established by the Internal Revenue Code (the Code); a noncontributory Retirement Plan (which was frozen on 12/31/08; and defined contribution plans (which were frozen on 3/1/96 and 12/31/05).

The Company's nonqualified plans include a voluntary bonus deferral plan that are eligible to managing directors and above whereby participants can defer up to 100% of their cash bonus; a deferred salary and supplemental plan that allowed certain executive employees to make pre-tax contributions above the 401 (k) limits into an excess plan (which was frozen as of 12/31/07); and a supplemental executive retirement plan that was designed to make-up the benefit which the qualified plan could not provide due to salary limitations (which was frozen on 12/31/08).

Crédit Agricole Securities (USA) Inc.

Notes to Financial Statements (continued)

December 31, 2020
(Dollars in Thousands)

12. Employee Benefit Plans (continued)

The cost of pension benefits for eligible employees, measured by length of service, compensation, and other factors, is currently being funded through a trust (the Trust) established under the Plan. Funding of retirement costs for the Plan complies with the minimum funding requirements specified by the Employee Retirement Income Security Act of 1974, as amended, and other statutory requirements. Effective December 31, 2008, the Plan was frozen, and the average salary and service requirements were capped. Participants are vested in what they accrued through December 31, 2008. For employees who are over 55 and have 20 years of service, the Company will continue to accrue service for early retirement purposes.

The Plan is based on years of service and the employee's compensation during the highest five consecutive years of participation. CA's funding policy is to fund the plan based on the Projected Unit Actuarial Cost Method.

The underfunded status of the Plan of $9,566 at December 31, 2020, is recognized in the accompanying statement of financial condition in other liabilities and accrued expenses as accrued pension liability.

Crédit Agricole Securities (USA) Inc.

Notes to Financial Statements (continued)

December 31, 2020
(Dollars in Thousands)

12. Employee Benefit Plans (continued)

The following tables provide a reconciliation of the changes in the plans' benefit obligations, fair value of assets for the Plan, and funded status for the plan participants in the qualified and non-qualified retirement plans for the year ended December 31, 2020:

	Qualified Plan	Non-Qualified Plans
Reconciliation of projected benefit obligation:		
Projected benefit obligation, January 1, 2020	$ 37,529	$ 3,256
Transfers	--	--
Interest cost	1,149	100
Settlements paid	--	--
(Gain)/loss – settlement impact	--	--
Actuarial (gain)/loss	5,062	473
Benefits paid	(859)	(79)
Projected benefit obligation, December 31, 2020	$ 42,881	$ 3,750
Reconciliation of fair value of plan assets:		
Fair value of plan assets as of January 1, 2020	$ 32,776	$ --
Transfers	--	--
Actual return on assets	5,148	--
Settlements paid	--	--
Employer contribution	--	79
Benefits paid	(859)	(79)
Fair value of plan assets as of December 31, 2020	37,065	--
Unfunded status as of December 31, 2020	$ 5,816	$ 3,750

Crédit Agricole Securities (USA) Inc.

Notes to Financial Statements (continued)

December 31, 2020
(Dollars in Thousands)

12. Employee Benefit Plans (continued)

The assumptions used in the measurement of the benefit obligations are shown in the following table:

	Qualified Plan	Non-Qualified Plans
Weighted-average assumptions used to determine benefit obligations:		
Discount rate	2.30%	2.30%
Expected return on plan assets	6.50	N/A
Rate of compensation increase	N/A	N/A
Measurement date	12/31/20	12/31/20

The following table provides the components of net periodic cost for the plans for the year ended December 31, 2020:

	Qualified Plan	Non-Qualified Plans
Components of net periodic retirement cost:		
Service cost	$ —	$ —
Interest cost	1,149	100
Expected return on plan assets	(2,103)	—
Settlement recognition of net (gain)/loss	--	—
Amortization of unrecognized loss (gain)	930	176
Curtailment impact	—	—
Net periodic pension cost	$ (24)	$ 276

The amount of other comprehensive income that was recycled through the Company's net income was $248. The amount of other comprehensive income that is expected to be recycled through the 2021 statement of income and comprehensive income is not estimable.

This report is deemed confidential in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 and Regulation 1.10(g) under the Commodity Exchange Act.

Crédit Agricole Securities (USA) Inc.

Notes to Financial Statements (continued)

December 31, 2020
(Dollars in Thousands)

12. Employee Benefit Plans (continued)

The pension plan assets are held in the Trust. Plan fiduciaries set investment policies and strategies for the pension plan. Long-term strategic investment objectives include preserving the funded status of the plan with a goal of meeting the long-term needs of the plan and to preserve capital by balancing risk and return to avoid severe declines that could greatly impact the ability of the plans to meet ongoing benefit payments. Plan fiduciaries oversee the investment allocation process, which includes selecting investment managers, setting long-term strategic targets and monitoring asset allocations.

Plan assets within the Trust consist principally the following:

	Fair Market Value	Percentage
Mutual funds		
Equity securities	$ 9,748	26.3%
Debt securities	26,502	71.5%
Real estate	778	2.1%
Cash	37	0.1%
Other	--	0.0%
Total pension plan assets	$ 37,065	100.0%

The strategic target of the Plan's asset allocations is as follows:

	Target Asset Allocation
Equity securities	23%
Debt securities	75%
Real estate	2%

(Dollars in Thousands)

12. Employee Benefit Plans (continued)

The following is a description of the valuation methodologies used for assets measured at fair value.

Mutual funds: Valued at the net asset value (NAV) of shares held by the plan at year-end as reported in an active market and, thus, fall under Level 1 of fair value measurement hierarchy.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

There were no changes in the actuarial cost methods from the previous valuation.

The expected return on assets is a long-term assumption. Based on estimated long-term returns on equities and fixed income securities, as well as the Company's actual target asset allocation, and given the current environment, the reasonable range for the expected return on assets is 7%.

At December 31, 2020, future plan benefits expected to be paid through 2030 are as follows:

	Qualified Plan	Non-Qualified Plans
2021	$ 933	$ 72
2022	977	67
2023	993	67
2024	1,055	67
2025	1,203	97
2026 – 2030	7,932	835
	$ 13,093	$ 1,205

This report is deemed confidential in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 and Regulation 1.10(g) under the Commodity Exchange Act.

(Dollars in Thousands)

12. Employee Benefit Plans (continued)

The Company also sponsors a defined contribution plan (qualified plan). The 401(k) Savings Plan allows participants to make before-tax contributions from 1% to 100% of their salary, subject to the maximum allowable contribution as established by the Internal Revenue Code (the Code). The Company makes annual matching contributions. Matching contributions will not exceed more than a total of 6% of the employee's eligible base pay. Participants are immediately fully vested in their contributions, and earnings thereon, in the plan. The Company's match portion is subject to a vesting schedule. For the year ended December 31, 2020, the expenses associated with the 401(k) Savings Plan recorded in the statement of income and comprehensive income under employee compensation and benefits were $1,415.

13. Liabilities Subordinated to Claims of General Creditors

At December 31, 2020, the Company had the following subordinated loan with Credit Agricole Corporate and Investment Bank – France, the Lender:

Subordinated loan due December 29, 2022	$ 360,000

The loan matures on December 29, 2022, and bears interest at 3 month LIBOR plus 194 basis points, which resets every three months. The subordinated loan agreement allows for the automatic extension of the maturity date for an additional year without further action by either the Lender or the Company unless the Lender notifies the Company on or before thirteen months prior to the maturity date that the loan, with a written copy to FINRA, will not be extended. The subordinated loans are approved by FINRA and meet the regulatory requirements to be included as equity when computing net capital pursuant to the Uniform Net Capital Rule under the Securities Exchange Act of 1934. These subordinations, which are subordinated to all claims of general creditors of the Company, constitute part of the Company's net capital under the Uniform Net Capital Rule and may be repaid only if, after giving effect to such repayment, the Company continues to meet its minimum net capital requirements.

Crédit Agricole Securities (USA) Inc.

Notes to Financial Statements (continued)

December 31, 2020
(Dollars in Thousands)

13. Liabilities Subordinated to Claims of General Creditors (continued)

In addition, the Company also has a revolving subordinated loan agreement with Credit Agricole Corporate and Investment Bank – France. The purpose of this loan agreement, which provides a revolving line of $600,000, is to help the Company finance its activities in a regulatory capital-efficient manner. It was entered into on September 1, 2015, has a last borrowing date of December 18, 2019, and matures on December 18, 2022. The revolving subordinated loan agreement allows for the automatic extension of the maturity date for an additional year without further action by either the Lender or the Company unless the Lender notifies the Company on or before seven months prior to the maturity date that the loan, with a written copy to FINRA, will not be extended. During 2020, there were no draw downs on this revolving facility.

14. Off-Balance Sheet Risk

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

In its capacity as a broker, the Company will, at times, enter into foreign currency forward transactions to facilitate customer requests to settle foreign-denominated securities transactions in U.S. dollars. The fair value of these transactions generally approximates zero due to the short-term settlement nature of the product. In addition, the Company utilizes foreign currency forward contracts to economically hedge its revenues. At December 31, 2020, the Company had no foreign currency forward contracts outstanding.

15. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's (SEC) Uniform Net Capital Rule 15c3-1 (the Rule) and the capital rules of FINRA. The Company has elected to use the alternative net capital method permitted by the Rule, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $1,500 or 2% of aggregate debit items arising from customer transactions, as defined. FINRA may require a member firm to reduce its business if its net capital is less than 4% of aggregate debit items and may prohibit a member firm from expanding its business or paying cash dividends if its net capital is less than 5% of aggregate

Crédit Agricole Securities (USA) Inc.

Notes to Financial Statements (continued)

December 31, 2020
(Dollars in Thousands)

15. Net Capital Requirements (continued)

debit items. As an introducing broker, regulated by the CFTC, the Company is subject to a minimum capital requirement of $45. At December 31, 2020, the Company had net capital of $936,071 which was 11,357.47% of aggregate debit items of $8,242 and $934,571 in excess of its required net capital.

16. Concentrations of Credit Risk

As a securities broker-dealer, the Company engages in various securities underwriting, trading, and brokerage activities, servicing a diverse client group, primarily consisting of large domestic and international corporations and institutional investors. A substantial portion of the Company's transactions are executed with and on behalf of affiliated companies, institutional investors, and other brokers and dealers. The Company's exposure to credit risk associated with the non-performance of these customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile securities markets, credit markets, and regulatory changes, which may impair the customer's or counterparty's ability to satisfy its obligation to the Company. In the event of non-performance, the Company may be required to purchase or sell financial instruments at unfavorable market prices, resulting in a loss to the Company. The Company does not anticipate non-performance by customers or counterparties in the situation described. The Company has a policy of reviewing the credit standing of each customer and counterparty with which it conducts business. At December 31, 2020, the Company's most significant concentration of credit risk was with affiliated companies.

In addition, the Company monitors collateral levels on a daily basis for compliance with regulatory and internal guidelines and changes in collateral levels as appropriate.

17. Subsequent Events

The Company has evaluated whether events or transactions have occurred after December 31, 2020, through March 1, 2021, the date the financial statements were issued and concluded that there were no material subsequent events to disclose or recognize.

This report is deemed confidential in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 and Regulation 1.10(g) under the Commodity Exchange Act.